                                                               EXHIBIT 99.1c




                                VISTA GOLD CORP.



                               NOTICE OF MEETING

                                      AND

                             MANAGEMENT INFORMATION

                                      AND

                                 PROXY CIRCULAR


                                    for the

                             Annual General Meeting

                                 to be held on

                           Wednesday, April 30, 1997

March 25, 1997


Dear Shareholder:

         It is my pleasure to invite you to attend the Company's annual general meeting of shareholders. The meeting will be held on Wednesday, April 30, 1997 at 11:00 a.m., Vancouver time, in the Cypress Room of the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

         If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed form of proxy to ensure that your vote is counted.

         The formal Notice of Meeting, Management Information and Proxy Circular, and form of proxy for the annual general meeting are all enclosed. These documents contain important information and I encourage you to read them carefully.

                                         Yours truly,

                                         /s/ Michael B. Richings
                                         Michael B. Richings
                                         President and Chief Executive Officer

                                VISTA GOLD CORP.

                               NOTICE OF MEETING

         NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the members ("shareholders") of Vista Gold Corp. (the "Company") will be held in the Cypress Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on Wednesday, April 30, 1997, at 11:00 a.m., Vancouver time, for the following purposes:

         1. To receive the annual report to the shareholders and the consolidated financial statements of the Company together with the auditor's report thereon for the fiscal year ended December 31, 1996.

         2. To consider and, if thought appropriate, to pass an ordinary resolution reducing the number of directors from nine to eight.

         3. To elect directors to hold office until the next annual general meeting.

         4. To appoint Coopers & Lybrand, Chartered Accountants, as auditor to hold office until the next annual general meeting at a remuneration to be fixed by the directors.

         5. To consider, and if thought appropriate, to pass an ordinary resolution approving the subscription for common shares of the Company by certain executive officers and senior employees of the Company as part of the annual incentive payment awarded by the Board of Directors of the Company.

         6. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         Accompanying this Notice of Meeting are (i) a Management Information and Proxy Circular, (ii) a form of proxy and notes thereto, and (iii) a reply card for use by shareholders who wish to receive the Company's interim financial statements.

         If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy for the Meeting and deposit it with Montreal Trust Company of Canada at Montreal Trust Centre, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, no later than 11:00 a.m., Vancouver time, on Monday, April 28, 1997, or no less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

         If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with instructions provided to you by your broker or such other intermediary.

         This Notice of Meeting, the Management Information and Proxy Circular, the form of proxy and notes thereto for the Meeting, and the reply card are first being sent to shareholders of the Company on or about March 27, 1997.

         DATED at Vancouver, British Columbia, this 25th day of March, 1997.

                                       BY ORDER OF THE BOARD OF DIRECTORS


                                       /s/ William F. Sirett
                                       William F. Sirett
                                       Secretary

                               TABLE OF CONTENTS


LETTER TO SHAREHOLDERS

NOTICE OF MEETING

MANAGEMENT INFORMATION AND PROXY CIRCULAR . . . . . . . . . . . . . . . . . . . . . . . . . 1
Solicitation of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Appointment of Proxyholder  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Revocation of Proxy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Voting of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Exercise of Discretion by Proxyholders  . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Securities Entitled to Vote . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Principal Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Quorum and Votes Necessary to Pass Resolutions  . . . . . . . . . . . . . . . . . . . . . . 3
Particulars of Matters to be Acted Upon . . . . . . . . . . . . . . . . . . . . . . . . . . 3
 Number of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
 Election of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
 Appointment of Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
 Subscription for Common Shares by Senior Management  . . . . . . . . . . . . . . . . . . . 5
Corporate Governance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
 Mandate of the Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
 Composition of the Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . 6
 Independent Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
 Board of Directors Committees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
 Decisions Requiring Prior Approval of the Board of Directors . . . . . . . . . . . . . . . 7
 Recruitment of New Directors and Assessment of the Board of Directors' Performance . . . . 7
 Expectations of Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Executive Compensation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
 Summary Compensation Table . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
 Long-Term Incentive Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
 Stock Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
 Pension and Retirement Savings Plans . . . . . . . . . . . . . . . . . . . . . . . . . .  11
 Termination of Employment, Change in Responsibilities and Employment Contracts . . . . .  12
 Report of the Compensation Committee . . . . . . . . . . . . . . . . . . . . . . . . . .  12
 Performance Graph  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
 Compensation of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Indebtedness of Directors and Senior Officers . . . . . . . . . . . . . . . . . . . . . .  15
Interest of Management and Others in Material Transactions  . . . . . . . . . . . . . . .  16
Management Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Interest of Certain Persons in Matters to be Acted Upon . . . . . . . . . . . . . . . . .  16
Other Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Information Available . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Board of Director Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
SCHEDULE "A" - RESOLUTION FIXING NUMBER OF DIRECTORS  . . . . . . . . . . . . . . . . . .  17
SCHEDULE "B" - RESOLUTION AUTHORIZING SUBSCRIPTION FOR COMMON SHARES  . . . . . . . . . .  17

                   MANAGEMENT INFORMATION AND PROXY CIRCULAR

         THIS MANAGEMENT INFORMATION AND PROXY CIRCULAR ("INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF VISTA GOLD CORP. (THE "COMPANY") OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE MEMBERS ("SHAREHOLDERS") OF THE COMPANY TO BE HELD IN THE CYPRESS ROOM AT THE HYATT REGENCY HOTEL, 655 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, APRIL 30, 1997, AT 11:00 A.M., VANCOUVER TIME, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

         It is anticipated that this Information Circular and the accompanying form of proxy will be first mailed to the shareholders of the Company on or about March 27, 1997. Unless otherwise stated, the information contained in this Information Circular is given as at March 15, 1997. The executive office of the Company is located at Suite 3000, 370 Seventeenth Street, Denver, Colorado 80202 and its telephone number is (303) 629-2450. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

         Advance notice of the Meeting was published in The Province newspaper on March 6, 1997.

SOLICITATION OF PROXIES

         The solicitation for proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by officers and employees of the Company. THE COMPANY MAY RETAIN OTHER PERSONS OR COMPANIES TO SOLICIT PROXIES ON BEHALF OF MANAGEMENT, IN WHICH EVENT THE CUSTOMARY FEES FOR SUCH SERVICES WILL BE PAID. THE COST OF THE SOLICITATION WILL BE BORNE BY THE COMPANY.

APPOINTMENT OF PROXYHOLDER

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY FOR THE MEETING ARE DIRECTORS OR OFFICERS OF THE COMPANY AND ARE NOMINEES OF MANAGEMENT. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT SUCH SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING THAT OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED. IF A SHAREHOLDER APPOINTS ONE OF THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY AS A NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER FOR OR AGAINST OR WITHHOLD FROM VOTING ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY TO SPECIFY HOW THE COMMON SHARES ("COMMON SHARES") IN THE CAPITAL OF THE COMPANY REGISTERED IN THE NAME OF SUCH SHAREHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED IN FAVOUR OF SUCH MATTER OR MATTERS.

         The instrument appointing a proxyholder must be in writing and signed by the shareholder, or such shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Montreal Trust Company of Canada at Montreal Trust Centre, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department before 11:00 a.m., Vancouver time, on Monday, April 28, 1997, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

         A shareholder may revoke a proxy by delivering an instrument in writing executed by such shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken or in any other manner permitted by law.

VOTING OF PROXIES

         A shareholder may direct the matter in which his or her Common Shares are to be voted or withheld from voting in accordance with the instructions of the shareholder by marking the form of proxy accordingly. If the instructions in a proxy given to management are certain, the Common Shares represented by that proxy will be voted on any poll and where a choice has been specified in the proxy, the Common Shares will be voted on any poll in accordance with the specifications so made. WHERE NO CHOICE IS SO SPECIFIED WITH RESPECT TO ANY RESOLUTION OR IN THE ABSENCE OF CERTAIN INSTRUCTIONS, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION. IF MORE THAN ONE DIRECTION IS MADE WITH RESPECT TO ANY RESOLUTION, SUCH COMMON SHARES WILL SIMILARLY BE VOTED IN FAVOUR OF THE RESOLUTION.

EXERCISE OF DISCRETION BY PROXYHOLDERS

         The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the proxyholders named therein with respect to amendments or variations of matters identified in the accompanying Notice of Meeting and other matters not so identified which may properly be brought before the Meeting. At the date of this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting. If any other matter comes before the Meeting, the persons named in the proxy will vote in accordance with their judgment on such matter.

SECURITIES ENTITLED TO VOTE

         The authorized share capital of the Company is 3,000,000,000 shares divided into 2,500,000,000 Common Shares without par value, of which 89,020,405 Common Shares are issued and outstanding and 500,000,000 preferred shares without par value, none of which are issued. The Board of Directors of the Company has fixed the close of business on March 25, 1997 as the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting, but the failure of any shareholder to receive notice of the Meeting does not deprive such shareholder of the entitlement to vote at the Meeting.

         Every shareholder who is present in person and entitled to vote at the Meeting shall have one vote on a show of hands and on a poll shall have one vote for each Common Share of which the shareholder is the registered holder and such shareholder may exercise such vote either in person or by proxyholder.

PRINCIPAL SHAREHOLDERS

         Atlas Corporation beneficially owns, directly or indirectly, 8,393,826 Common Shares of the Company, which represents 9.4% of the Company's outstanding Common Shares.

         Ross J. Beaty beneficially owns, directly or indirectly, 6,994,616 Common Shares, which represents 7.9% of the outstanding Common Shares.

QUORUM AND VOTES NECESSARY TO PASS RESOLUTIONS

         Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders, or two proxyholders representing shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

         The present number of directors of the Company is nine. Management proposes to seek the approval of the shareholders at the Meeting, by ordinary resolution, to reduce the number of directors from nine to eight. The full text of the ordinary resolution fixing the number of directors is attached to this Information Circular as Schedule "A". IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE ENCLOSED FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE ORDINARY RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT EIGHT.

ELECTION OF DIRECTORS

         The directors of the Company are elected at each annual general meeting and hold office until the close of the next annual general meeting or until their successors are duly elected or appointed. Management proposes to nominate each of the following eight persons for election as a director of the Company. Proxies cannot be voted for a greater number of persons than the number of nominees named. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE NOMINEES LISTED BELOW. All of the proposed nominees are presently or were in 1996 directors of the Company.

         Pursuant to an agreement dated May 13, 1994, as amended by a subsequent agreement dated February 24, 1995 (collectively, the "Atlas Agreement"), Atlas is entitled to representation on the Board of Directors of the Company in proportion with its shareholdings in the Company. In accordance with the Atlas Agreement, one of the proposed directors, C. Thomas Ogryzlo, is a nominee of Atlas and the remainder are nominees of management.

         Information concerning the eight nominees, as furnished by them individually, is set forth below.

     NAME, RESIDENCE                 PRINCIPAL OCCUPATION, BUSINESS                              NUMBER OF
      AND POSITION                          OR EMPLOYMENT (1)               DIRECTOR SINCE      SHARES HELD
---------------------------         ------------------------------------    ------------------  -----------
ROSS J. BEATY (4)                   Geologist; Chairman of Pan American      November 12, 1996   6,994,616
Vancouver, British Columbia         Silver Corp., a mining company, 1994
Vice Chairman and Director          to present; prior thereto, President
                                    of Equinox Resources Ltd., a mining
                                    company.

WILLIAM CALHOUN (4)                 Mining Engineer and Geologist; Chief     May 1, 1995               nil
Silverton, Idaho                    Executive Officer of William Calhoun,
Director                            Inc., mining consultants.

C. THOMAS OGRYZLO (3)               Mechanical Engineer; Chairman of         March 8, 1996             nil
Toronto, Ontario                    Kilborn SNC-Lavalin Inc., an
Director                            engineering group; formerly, President
                                    of the Kilborn Group of Companies.

MICHAEL B. RICHINGS                 Mining Engineer; formerly, President     May 1, 1995            20,000
Littleton, Colorado                 of Atlas Corporation, a mining
Director                            company.

DAVID R. SINCLAIR (2) (3)           Chartered Accountant; Corporate          May 1, 1995            10,000
Nanoose Bay, British Columbia       Director.
Chairman and Director

KEITH STEEVES (2)                   Self-employed business consultant;       September 29, 1995      2,000
Richmond, British Columbia          formerly, Senior Vice President,
Director                            Commercial of Teck Corporation, a
                                    mining company.

ALAN G. THOMPSON  (2) (3) (4)       Businessman; President and Chief         December 1, 1989       10,000
West Vancouver, British Columbia    Executive Officer of A.G.T. Financial
Director                            Corporation, an investment company.

PETER WALTON (2)                    Self-employed business consultant.       May 24, 1989              nil
West Vancouver, British Columbia
Director

----------------------------

(1)      Includes occupations for the five preceding years.
(2)      Member of Audit Committee.
(3)      Member of Compensation Committee.
(4)      Member of Corporate Governance Committee.

         The information as to the municipality of residence, principal occupation and number of Common Shares owned by the nominees listed in the above table is not within the knowledge of the management of the Company and has been furnished by the individual appointees as at March 15, 1997.

APPOINTMENT OF AUDITORS

         Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Coopers & Lybrand, Chartered Accountants, of Vancouver, British Columbia as the auditor of the Company to hold office until the close of the next annual general meeting of the Company or until a successor is appointed. It is proposed that the remuneration to be paid to the auditor be fixed by the Board of Directors. Coopers & Lybrand were first appointed the auditor of the Company on June 28, 1985.

SUBSCRIPTION FOR COMMON SHARES BY SENIOR MANAGEMENT

         Pursuant to the terms of the Company's incentive policy established by the Company in 1989 and certain employment contracts, executive officers and senior employees of the Company are eligible to receive incentive payments. These payments are awarded annually at the discretion of the Board of Directors based on recommendations from the Compensation Committee. The award of incentive payments is motivated by the Company's desire to reward past services rendered to the Company and to provide an incentive for continued service to the Company.

         Based on the recommendation of the Compensation Committee, the Board of Directors has approved incentive payments totalling US$74,300 (CDN$99,562) to four executive officers and senior employees (collectively, the "Employees"). Subject to regulatory approval, these incentive payments are conditional upon each Employee agreeing to use one-half of his respective incentive payment to subscribe for Common Shares from treasury at a price equal to the closing price of the Common Shares on The Toronto Stock Exchange on the trading date prior to the date the incentive payment was approved by the Board of Directors. The subscription for Common Shares in this manner will result in the issuance to the Employees of a total of 32,135 Common Shares at a price of CDN$1.55 per Common Share (the closing price on The Toronto Stock Exchange on February 4, 1997). The details of the proposed issuance of Common Shares are set out below:

                                                      NUMBER OF        PRICE
      NAME                    POSITION                 SHARES        PER SHARE
-------------------   -----------------------------   ---------      ---------
MICHAEL B. RICHINGS   President and Chief Executive     12,967         $1.55
                      Officer
A.J. ALI              Vice President Finance and        8,429          $1.55
                      Chief Financial Officer
RONALD J. MCGREGOR    Vice President Operations and     6,051          $1.55
                      Development
WARREN BATES          International Exploration         4,688          $1.55
                      Manager

         The Toronto Stock Exchange has conditionally approved the issuance of the Common Shares as described above, subject to, among other things, approval at the Meeting by a majority of the votes cast by shareholders who vote in person or by proxy at the Meeting, excluding shareholders who are insiders or associates of insiders of the Company within the meaning of Canadian securities legislation.

         Accordingly, at the Meeting shareholders of the Company will be asked to consider and, if thought appropriate, to pass an ordinary resolution approving the subscription for Common Shares by the executive officers and senior employees as described above. The full text of such ordinary resolution is attached to this Information Circular as Schedule "B".

CORPORATE GOVERNANCE

MANDATE OF THE BOARD OF DIRECTORS

         Pursuant to the Company Act (British Columbia), the Board of Directors is required to manage or supervise the management of the affairs and business of the Company. The Board of Directors has adopted a written mandate which defines its stewardship responsibilities in light of this statutory obligation. The Board of Directors' principal responsibilities are to supervise and evaluate management, to oversee the conduct of the business, to set policies appropriate for the business and to approve corporate strategies and goals.
The mandate and responsibilities of the Board of Directors are to be carried out in a manner consistent with the fundamental objective of protecting and enhancing the value of the Company and providing ongoing benefit to the shareholders.

COMPOSITION OF THE BOARD OF DIRECTORS

         The present Board of Directors consists of nine directors, eight of whom, David R. Sinclair, Ross J. Beaty, William Calhoun, James H. Dunnett, Alan G. Thompson, C. Thomas Ogryzlo, Peter Walton and Keith Steeves, qualify as unrelated directors who are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interest of the Company. Michael B. Richings qualifies as a related director because of his management position with the Company. Two directors, William Calhoun and Peter Walton, have undertaken minor consulting work for the Company. The Corporate Governance Committee of the Board of Directors has determined that the nature of this work does not impair the ability of either director to act with a view to the best interest of the Company and, accordingly, both directors have been determined to be unrelated directors who are independent of management.

         The current composition of the Board of Directors is in compliance with the guidelines for corporate governance adopted by The Toronto Stock Exchange, which recommend that the board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.

         The Company does not have a significant shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

INDEPENDENT BOARD OF DIRECTORS

         The Chairman of the Board of Directors is not a member of management of the Company.

         The Board of Directors believes that adequate structures and processes are in place to facilitate the functioning of the Board of Directors independently of the Company's management. The Audit Committee, the Compensation Committee and the Corporate Governance Committee are entirely composed of directors who are unrelated to the Company's management.

BOARD OF DIRECTORS COMMITTEES

         The Board of Directors has established three committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Audit Committee

         The Audit Committee is composed of four directors, David R. Sinclair, Keith Steeves, Peter Walton and Alan G. Thompson, all of whom are unrelated directors who are independent of management. The Audit Committee reviews annual and quarterly financial statements and oversees the annual audit process, internal accounting controls and the resolution of issues identified by the Company's external auditor.

Compensation Committee

         The Compensation Committee is comprised of three directors, David R. Sinclair, Alan G. Thompson and Thomas Ogryzlo, all of whom are unrelated directors who are independent of management. The Compensation Committee reviews and makes recommendations to the Board of Directors in respect of the compensation levels for the executive officers of the Company.

Corporate Governance Committee

         The Corporate Governance Committee consists of three directors, Alan
G. Thompson, Ross J. Beaty and William Calhoun, all of whom are unrelated directors who are independent of management of the Company. The Corporate Governance Committee reviews the Company's governance activities and policies and reviews proposed nominees for the Board of Directors prior to approval by the Board of Directors.

DECISIONS REQUIRING PRIOR APPROVAL OF THE BOARD OF DIRECTORS

         The Board of Directors has delegated the day to day management of the business and affairs of the Company to the President and Chief Executive Officer, subject to compliance with capital plans approved from time to time by the Board of Directors.

RECRUITMENT OF NEW DIRECTORS AND ASSESSMENT OF THE BOARD OF DIRECTORS'
PERFORMANCE

         The Corporate Governance Committee, which is required to meet at least once each year, is required to identify, review the qualifications of and recommend to the Board of Directors possible nominees for the Board of Directors to be proposed in management's Information Circular for election or re-election at each annual meeting of the Company and to identify, review the qualifications of and recommend to the Board of Directors possible candidates to fill vacancies on the Board of Directors between annual meetings.

         Under an agreement between the Company and Atlas Corporation, which owns approximately 9.4% of the outstanding Common Shares of the Company, Atlas is entitled to propose one nominee to the Board of Directors in proportion to its shareholding. See "Principal Shareholders". Based on the size of the Board proposed to be fixed at the Meeting, which is eight directors, Atlas will be entitled to propose one nominee to the Board of Directors.

EXPECTATIONS OF MANAGEMENT

         The Board of Directors expects management of the Company to conduct the business and affairs of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board of Directors in consultation with management. As a part of its annual strategic planning process, the Board of Directors specifies its expectations of management both over the next financial year and in the context of the Company's long-term goals. The Board of Directors will review management's progress in meeting these expectations at Board of Directors' meetings held at least every quarter.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table contains a summary of the compensation paid to, or earned by, the Company's current President and Chief Executive Officer, and the executive officers of the Company who received in their capacity as officers of the Company and any of its subsidiaries, in excess of CDN$100,000 (collectively, the "Named Executive Officers") for each of the Company's three most recently completed financial years ended December 31, 1996, 1995 and 1994. All currency figures under the heading "Summary Compensation Table" are in United States dollars.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                 ANNUAL COMPENSATION                 COMPENSATION
                                      -----------------------------------------      ------------
                                                                                       NUMBER OF
                                                                                     COMMON SHARES      ALL OTHER
                                                                  OTHER ANNUAL       UNDER OPTIONS       COMPEN-
        NAME AND                       SALARY        BONUS     COMPENSATION(1)(3)     GRANTED (2)       SATION(3)
   PRINCIPAL POSITION        YEAR      (US$)         (US$)            (US$)               (#)             (US$)
-------------------------    ----     -------       ------     -----------------     -------------      ---------
MICHAEL B. RICHINGS(4)       1996     200,000       22,419             nil                50,000          5,333
President and                1995     154,363       30,000             nil               250,000          5,286
Chief Executive Officer      1994         n/a          n/a             n/a                   n/a           n/a
-----------------------------------------------------------------------------------------------------------------
AMJAD J. ALI(5)              1996     130,000        4,767             nil                   nil          5,200
Vice President Finance       1995      95,343        9,534             nil                80,000          1,907
and Chief Financial          1994      95,343        8,801             nil                   nil          1,907
Officer
-----------------------------------------------------------------------------------------------------------------
PAUL WRIGHT                  1996      57,756        4,711         187,305                60,000          1,711
Former Vice President        1995      39,626          nil             nil                   nil        106,117(6)
Mining and Project           1994         n/a          n/a             n/a                   n/a           n/a
Development
-----------------------------------------------------------------------------------------------------------------
RONALD J. McGREGOR(7)        1996      70,000          nil             nil                   nil          1,400
Vice President               1995         n/a          n/a             n/a                   n/a           n/a
Operations and               1994         n/a          n/a             n/a                   n/a           n/a
Development

---------------------------
(1) Perquisites and other personal benefits for the most recently completed financial year do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers unless otherwise noted.
(2) All securities under option are for Common Shares of the Company. No stock appreciation rights ("SARs") are outstanding.

(3) Represents the Company's contribution under the Company's Retirement Savings Plan, except where otherwise indicated. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. See "Pensions and Retirement Savings Plans".
(4) Mr. Richings was appointed President and Chief Executive Officer of the Company on June 1, 1995.
(5) Mr. Ali became permanently employed by the Company in April 1993 and was appointed Vice President Finance on May 12, 1993 and was appointed Chief Financial Officer on December 13, 1995.
(6) Compensation received by Mr. Wright for services rendered in his capacity as General Manager, Hycroft Mine of Hycroft Resources & Development Corporation from 1992. Mr. Wright became Vice President Mining and Project Development on May 1, 1995. Mr. Wright ceased to be Vice President Operations and Development on May 30, 1996.
(7) Mr. McGregor became Vice President Mining and Project Development on June 1, 1996.

         The total aggregate remuneration paid by the Company and its subsidiaries to the directors and senior officers as a group, excluding the Named Executive Officers, during the financial year ended December 31, 1996 was US$131,867.

LONG-TERM INCENTIVE PLAN

         The Company does not presently have a long-term incentive plan for its Named Executive Officers.

STOCK OPTIONS

         The Company has established a stock option plan (the "Stock Option Plan") which provides for grants to directors, officers, employees and consultants of the Company, or its subsidiaries, of options to purchase up to a maximum of 4,500,000 of the issued and outstanding Common Shares from time to time, provided that no more than 5% of the issued and outstanding Common Shares may from time to time be reserved for issuance pursuant to the exercise of stock options granted to any one individual. Effective upon the amalgamation of Granges Inc. and Da Capo Resources Ltd. on November 1, 1996, the Company as the amalgamated entity adopted the Stock Option Plan of Granges Inc. Under the Stock Option Plan, options may be exercised by the payment in cash of the option exercise price to the Company. All options are subject to the terms and conditions of an option agreement entered into by the Company and each participant at the time an option is granted.

         The Stock Option Plan is administered by the Board of Directors which has full and final discretion to determine: (i) the total number of optioned shares to be made available under the Stock Option Plan; (ii) the directors (who are full-time employees), officers, employees and consultants of the Company who are eligible to receive stock options under the Stock Option Plan ("Optionees"); (iii) the time when and the price at which stock options will be granted; (iv) the time when and the price at which stock options may be exercised; and (v) the conditions and restrictions on the exercise of options. Pursuant to the terms of the Stock Option Plan, the exercise price must not be less than the closing price of the Common Shares on The Toronto Stock Exchange on the day preceding the date of grant. Options become exercisable only after they vest in accordance with the respective stock option agreement and must expire no later than ten years from the date of grant.

         Under the terms of the Stock Option Plan, directors who are not full-time employees of the Company automatically receive options to purchase 50,000 Common Shares upon becoming a director, with such options vesting and becoming exercisable as to 25% on the date of grant and 25% on each of the first, second and third anniversaries.

         If an Optionee ceases to be an officer or employee of the Company, or its subsidiaries, as a result of termination for cause, all unexercised options will immediately terminate. If an Optionee ceases to be a director, officer or employee of the Company, or its subsidiaries, or ceases to be a consultant to the

Company, for any reason other than termination for cause, the Optionee shall have the right to exercise his or her options at any time up to but not after the earlier of 30 days from the date of ceasing to be a director, officer, employee or consultant, or the expiry date. In the event of death of an Optionee, the legal representatives of such Optionee have the right to exercise the options at any time up to but not after the earlier of 90 days from the date of death, or the expiry date.

         Options granted under the Stock Option Plan are non-transferable and non-assignable other than on the death of a Participant. An Optionee has no rights whatsoever as a shareholder in respect of unexercised options.

Stock Option Grants

         The following table sets forth a summary of stock options granted to the Named Executive Officers under the Stock Option Plan during the financial year ended December 31, 1996. All stock options are for Common Shares of the Company. No stock appreciation rights ("SARs") are outstanding, and it is currently intended that none be issued. All currency figures under the heading "Stock Option Grants" are in Canadian dollars.

        OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                           % OF TOTAL                                 MARKET
                           NUMBER OF        OPTIONS                            VALUE OF SECURITIES
                          SECURITIES       GRANTED TO                           UNDERLYING OPTIONS
                             UNDER        EMPLOYEES IN        EXERCISE OR         ON THE DATE OF
                            OPTION       FINANCIAL YEAR        BASE PRICE             GRANT              EXPIRATION
          NAME                (#)             (%)           (CDN$/SECURITY)     (CDN$/SECURITY)(1)          DATE
----------------------    ----------     --------------     ---------------     ------------------    ----------------
Michael B. Richings         50,000            6.0                 1.83                91,500          October 31, 2006

Amjad J. Ali                  nil             nil                 nil                  nil                  nil

Paul Wright                   nil             nil                 nil                  nil                  nil

Ronald J. McGregor          100,000           12.0                2.75               275,000            June 1, 2006

-----------------------
 (1) The market value of the Common Shares on the date of grant of the options is the closing price per share at which the Common Shares were traded on The Toronto Stock Exchange on the day preceding the date of grant.

Aggregated Option Exercises and Value of Unexercised Options

         The following table sets forth a summary of the exercise of options by the Named Executive Officers during the financial year ended December 31, 1996 and the value at December 31, 1996 of unexercised in-the-money options held by the Named Executive Officers. No SARs are outstanding. All currency figures under the heading "Aggregated Option Exercises and Value of Unexercised Options" are in Canadian dollars.

 AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY
                                                                                          OPTIONS AT FINANCIAL
                                                                UNEXERCISED OPTIONS AT         YEAR-END
                              SECURITIES        AGGREGATE         FINANCIAL YEAR-END          EXERCISABLE/
                               ACQUIRED       VALUE REALIZED         EXERCISABLE/           UNEXERCISABLE(1)
                             ON EXERCISE          (CDN$)            UNEXERCISABLE                  (CDN$)
     NAME                         (#)                                      (#)
---------------------        -----------      --------------    ----------------------    --------------------
Michael B. Richings              nil               nil             137,500/162,500           254,375/300,625

Amjad J. Ali                     nil               nil              60,000/40,000             111,000/74,000

Paul Wright                      nil               nil                 nil/nil                   nil/nil

Ronald J. McGregor               nil               nil              25,000/75,000             46,250/138,750

----------------------------
(1) Based on the closing trading price of the Common Shares on The Toronto Stock Exchange on the last trading day of the financial year, being $1.85.

         None of the options held by the Named Executive Officers were repriced downward during the financial year ended December 31, 1996.

PENSION AND RETIREMENT SAVINGS PLANS

         The Company sponsors a quantified tax-deferred savings plan in accordance with the provisions of section 401(K) of the U.S. Internal Revenue Service Code which is available to permanent U.S.-based employees. Under the terms of this plan, the Company makes contributions of up to 4% of eligible employees' salaries.

         The Company also sponsors a retirement savings plan which is available to permanent Canadian-based employees. Under the terms of this plan, the Company is required to contribute between 2% and 4% of the employee's salary, depending on length of service, to a maximum of CDN$3,500 per year and provided that the employee also makes the minimum required contribution, as follows:

                                 COMPANY'S                   EMPLOYEE'S
                                CONTRIBUTION                CONTRIBUTION
TERM OF EMPLOYMENT              % OF SALARY                 % OF SALARY
--------------------          ---------------             ---------------
3 years or less                     2.0%                        2.0%
3-4 years                           3.0%                        2.0%
4-5 years                           3.5%                        2.0%
5 years or more                     4.0%                        2.0%

The retirement savings funds for each employee are deposited in the employee's registered retirement savings plan ("RRSP") as defined in Canadian income tax legislation and are held by a trustee. The amounts contributable to an RRSP and the withdrawal and taxation of RRSP funds both before and after retirement are governed by Canadian income tax legislation. If funds are withdrawn by the employee from his or her RRSP, the employee ceases to qualify for contributions by the Company for a period of two years.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

         All of the Named Executive Officers of the Company have been engaged under employment contracts. Each of these contracts provides for base salary, annual discretionary incentive bonus, four weeks' vacation time and various minor perquisites. The contracts between the Company and the Named Executive Officers, other than the President and Chief Executive Officer, are for an unlimited term, provide for performance bonuses in accordance with the Company's incentive policy, may be terminated by the Company or the Named Executive Officer upon 30 days written notice, and provide for severance benefits described below.

         The contract between the Company and Michael B. Richings, the President and Chief Executive Officer, is for an unlimited term, provides for an annual bonus of up to 30% of his base salary at the sole discretion of the Board of Directors and provides for a severance benefit described below. Under the terms of this contract, the employment of Mr. Richings may be terminated by the Company without cause, provided that it continues to pay his base salary for a period of 12 months (or makes a lump sum payment equal to 12 months of his base salary), and by Mr. Richings upon 60 days notice to the Company. In addition, in the event that Mr. Richings suffers an injury or illness that renders him permanently incapable of substantially performing his duties under this contract, the Company may terminate Mr. Richings' employment, provided that it continues to pay his base salary and other employee benefits for a period of one year following notice of such termination.

         As at March 15, 1997, the Company has arrangements with three of the Named Executive Officers under which each is entitled to receive severance benefits based upon his monthly salary in the event of termination of his employment other than for cause. The aggregate compensation paid or payable to the three Named Executive Officers under this arrangement is US$506,582, and the amount payable to each Named Executive Officer is as follows:

         Michael B. Richings                          US$182,415
         Amjad J. Ali                                 US$184,167
         Ronald J. McGregor                           US$140,000

         The fourth Named Executive Officer, Paul Wright, received a severance payment upon termination of his employment of US$187,305.

         Other than as described above, the Company has no plan or arrangement in respect of compensation received or that may be received by Named Executive Officers to compensate such officers in the event of the termination of employment, resignation, retirement , change of control of the Company or in the event of a change in responsibilities following a change of control.

REPORT OF THE COMPENSATION COMMITTEE

Composition of the Compensation Committee

         The Company has a Compensation Committee comprised of the following directors: David R. Sinclair, Alan G. Thompson and Ross J. Beaty. None of the members of the Compensation Committee is or have been an executive officer or employee of the Company or any of its subsidiaries or affiliates.

Report

         It is the responsibility of the Compensation Committee to review and recommend compensation policies and programs to the Company as well as salary and benefit levels for its executives. The committee makes recommendations to the Board of Directors which gives final approval on compensation matters. During 1996, the compensation committee met two times.

         The Company's compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company's business. These policies and programs are intended to attract and retain capable and experienced people.

         In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, overall financial and operating performance of the Company and the committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives. Superior performance is recognized through the Company's incentive policy.

         The total compensation plan for executive officers is comprised of three components: base salary, an incentive payment and stock options. As a general rule for establishing base salaries, the Compensation Committee reviews competitive market data for each of the executive positions and determines placement at an appropriate level in a range. Compensation levels are typically negotiated with the candidate for the position prior to his or her final selection as an executive officer. The compensation range for executives normally moves annually to reflect external factors such as inflation.

         The Company's incentive policy generally allows executive officers and management personnel to earn an incentive payment to a maximum of 15% of his or her base salary, two-thirds of which is based upon individual performance and one-third of which is based upon the performance of the Company. All executive officers and management personnel participate in this policy, except the President and Chief Executive Officer. By contract, he is entitled to earn a bonus of up to 30% of his base salary. Following the end of each fiscal year, the Compensation Committee makes a recommendation to the Board of Directors as to the appropriate incentive payment for the executive officers and management personnel. No specific performance criteria or objectives are utilized by the Compensation Committee or the Board of Directors in making their determinations. In 1996, incentive payments totalling US$74,300 were paid to four executive officers and senior employees, subject to one-half of the payment being reinvested in Common Shares through a subscription from treasury. See "Subscription for Common Shares by Senior Management".

         The third element in the total compensation plan is the Stock Option Plan. This plan is intended to emphasize management's commitment to growth of the Company and enhancement of shareholders' wealth through, for example, improvements in net earnings and share price increments. In the past the Company placed less reliance on stock options as management incentives in comparison to other companies in the mining industry, principally because of the relative undervaluation of the Company's stock and other factors which were perceived to have interfered with normal market performance of its shares. A review of the stock option element of executive and management compensation was undertaken in 1994 and, in August 1994, the Board of Directors adopted the recommendations of the Compensation Committee with respect to exercising its discretion in granting options under the Stock

Option Plan. These recommendations, which were designed to improve the value of the plan as an incentive to management and to encourage long-term service, are as follows:

         (a) participation under the Stock Option Plan will continue to be restricted to senior staff;

         (b) the initial grant of options will continue to be upon commencement of permanent employment, will be at a level commensurate with the seniority of the position and will be in accordance with current industry standards;

         (c) consideration will be given to subsequent grants on an ad hoc basis dependent upon corporate and individual performance and up to a maximum level commensurate with the seniority of the position; and

         (d) each new grant will have a maximum term of ten years as required under the Stock Option Plan, but with one quarter of the options exercisable at the date of grant and the remaining three quarters in equal instalments over the succeeding three years.


                               Submitted on behalf of the Compensation Committee

                                   DAVID R. SINCLAIR
                                   ALAN G. THOMPSON
                                   C. THOMAS OGRYZLO

PERFORMANCE GRAPH

         The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Common Shares with the cumulative total return of the TSE 300 Stock Index, assuming the reinvestment of dividends, for the last five financial years:

              [GRAPH]











COMPENSATION OF DIRECTORS

         During the financial year ended December 31, 1996, directors of the Company received a fee of CDN$12,000 per annum payable monthly in equal instalments, plus a fee of CDN$600 per meeting of the Board of Directors or any committee thereof (CDN$500 for telephone meetings). The Chairman of the Board of Directors received an additional fee of CDN$24,000 per annum but did not receive fees for meetings of committees of the Board of Directors. The Company also reimbursed directors for out-of-pocket expenses related to their attendance at meetings. No additional amounts were paid or are payable to directors of the Company for committee participation or special assignments.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

         None of the directors or senior officers of the Company, nor any individual who was at any time during the most recently completed financial year a director or senior officer of the Company, or any associates or affiliates of the foregoing persons is indebted to the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         No proposed nominee for election as director, nor any director or senior officer of the Company who has served in such capacity since the beginning of the last financial year or any shareholder holding of record or beneficially, directly or indirectly, more than 10 percent of the issued Common Shares of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company, or in any proposed transaction, within the past three years, except as otherwise disclosed herein. See "Principal Shareholders".

MANAGEMENT CONTRACTS

         There are no management functions of the Company which are to any substantial degree performed by persons other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

         Other than as disclosed herein, no person who has been a director or officer of the Company at any time since the beginning of the last financial year or any proposed nominee for election as director, nor any associate or affiliate of such person, has an interest in the matters to be acted upon at the Meeting.

OTHER MATTERS

         Management of the Company knows of no other matters which will be brought before the Meeting other than those set forth in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

INFORMATION AVAILABLE

         EACH PERSON TO WHOM A COPY OF THIS INFORMATION CIRCULAR IS DELIVERED WHO MAKES A WRITTEN REQUEST TO THE COMPANY WILL BE SENT WITHOUT A CHARGE A COPY OF THE ANNUAL REPORT ON FORM 20-F, INCLUDING FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES FOR THE MOST RECENT FISCAL YEAR. WRITTEN REQUESTS MUST BE MADE DIRECTLY TO THE COMPANY.

BOARD OF DIRECTOR APPROVAL

         The undersigned hereby certifies that the contents and sending of this Management Information and Proxy Circular to the shareholders of the Company have been approved by the Board of Directors.

         DATED at Vancouver, British Columbia, this 25th day of March, 1997.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ WILLIAM F. SIRETT
                                       ---------------------------------------
                                       William F. Sirett
                                       Secretary

                                  SCHEDULE "A"

                   - RESOLUTION FIXING NUMBER OF DIRECTORS -

BE IT RESOLVED as an Ordinary Resolution that the number of directors of the Company be fixed at eight directors.



                                  SCHEDULE "B"

           - RESOLUTION AUTHORIZING SUBSCRIPTION FOR COMMON SHARES -

BE IT RESOLVED as an Ordinary Resolution that:

1. the subscription for a total of 32,135 Common Shares by four executive officers and senior employees of the Company be authorized and approved; and

2. any officer of the Company is authorized to do all acts and things, to execute under the common seal of the Company or otherwise and to deliver all agreements documents and instruments, to give all notices and to deliver, file and distribute all documents and information which such officer determines to be necessary or desirable in connection with or to give effect to and carry out the foregoing resolution.